Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-108546

PROSPECTUS SUPPLEMENT
(To Prospectus Dated February 10, 2004)

$1,700,000,000

Exelon Corporation

$400,000,000 4.45% Senior Notes due 2010
$800,000,000 4.90% Senior Notes due 2015
$500,000,000 5.625% Senior Notes due 2035

     The notes will bear interest as set forth above. Interest on each series of notes is payable on June 15 and December 15 of each year, beginning on December 15, 2005. Each series of notes will mature on June 15 of its respective year of maturity. We may redeem some or all of the notes of any series at any time prior to maturity at a redemption price described under the caption “Description of the Senior Notes – Redemption at Our Option.”

     The notes will be our senior obligations and will rank equally with all of our other unsecured senior indebtedness.

     Investing in the notes involves risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement and on page 4 of the accompanying prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per	Per	Per
	4.45% Senior Note	4.90% Senior Note	5.625% Senior Note
	due 2010	due 2015	due 2035	Total
Public Offering Price	99.906%	99.858%	99.740%	$1,697,188,000
Underwriting Discount	0.600%	0.650%	0.875%	$11,975,000
Proceeds to Exelon (before expenses)	99.306%	99.208%	98.865%	$1,685,213,000

     Interest on the notes will accrue from June 9, 2005 to date of delivery.

     The underwriters expect to deliver the notes in book-entry form only through The Depository Trust Company on or about June 9, 2005.

Joint Book-Running Managers

Citigroup	Merrill Lynch & Co.
(Global Coordinator)

Banc of America Securities LLC (2035 Notes)	Barclays Capital (2015 Notes)
Credit Suisse First Boston (2015 Notes)	Deutsche Bank Securities (2010 Notes)

Senior Co-Managers

UBS Investment Bank	Wachovia Securities

Co-Managers

ABN AMRO Incorporated BNY Capital Markets, Inc. Dresdner Kleinwort Wasserstein Loop Capital Markets, LLC Ramirez & Co., Inc. The Williams Capital Group, L.P. June 6, 2005	BNP PARIBAS Capital Management Group Securities LLC KeyBanc Capital Markets Piper Jaffray Scotia Capital Wells Fargo Securities

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since that date.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement and the accompanying prospectus contain information about our company and about the notes. They also refer to information contained in other documents that we file with the Securities and Exchange Commission (SEC). Any statement contained in this prospectus supplement, the accompanying prospectus or in a document (all or a portion of which is incorporated by reference herein) shall be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement, the accompanying prospectus, any supplement or any document incorporated by reference modifies or supersedes that statement. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus supplement and the accompanying prospectus.

     When we refer to “Exelon,” “the Company,” “we,” “our” or “us” in this prospectus supplement, unless the context otherwise requires, we mean Exelon Corporation together with our subsidiaries.

DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to other documents we file with the SEC. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act), prior to the termination of any offering of the notes made by this prospectus supplement and the accompanying prospectus (excluding any information furnished pursuant to Items 2.02 or 7.01 on any current report on Form 8-K):

•	Exelon’s Annual Report on Form 10-K for the year ended December 31, 2004;

•	Exelon’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005; and

•	Exelon’s Current Reports on Form 8-K filed on January 28, 2005, February 1, 2005, February 4, 2005, February 22, 2005, February 25, 2005, March 7, 2005, March 8, 2005, March 30, 2005, April 5, 2005, April 6, 2005, April 27, 2005, May 10, 2005 and May 13, 2005.

     Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement and the accompanying prospectus are delivered, a copy of any or all of the documents which are incorporated in this prospectus supplement and the accompanying prospectus by reference (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into the documents that this prospectus supplement and the accompanying prospectus incorporate). Written or oral requests for copies should be directed to the address set forth on page 2 of the accompanying prospectus under “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

     Except for the historical information contained herein, certain of the matters discussed or incorporated by reference in this prospectus supplement or the accompanying prospectus are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. The factors that could cause actual results to differ materially from the forward-looking statements made by us include those factors discussed in:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Our Current Reports on Form 8-K filed on February 4, 2005 and May 13, 2005, including those discussed in Exhibit 99.2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Exelon – Business Outlook and the Challenges in Managing the Business” and Exhibit 99.3 “Financial Statements and Supplementary Data – Exelon Corporation”; and

•	Other factors discussed in our filings with the SEC incorporated herein by reference.

     You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus supplement. We expressly disclaim any obligation or undertaking to publicly release any revision to our forward-looking statements to reflect events or circumstances after the date of this prospectus supplement.

SUMMARY

     The following information is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus or incorporated herein by reference. An investment in the notes involves certain risks relating to our business, prospects, financial condition and results of operation and other risks relating to the terms of the notes. These risks are described under “Risk Factors” on page S-5 below.

Exelon Corporation

General

     We are a registered public utility holding company, operating through subsidiaries in two business segments:

•	Energy Delivery, whose businesses include the purchase and regulated retail sale of electricity and distribution and transmission services by Commonwealth Edison Company (ComEd) in northern Illinois and PECO Energy Company (PECO) in southeastern Pennsylvania and the purchase and retail sale of natural gas and distribution services by PECO in the Pennsylvania counties surrounding the City of Philadelphia.

•	Generation, consisting principally of the electric generating facilities and wholesale energy marketing operations of Exelon Generation Company, LLC (Generation), the competitive retail sales business of Exelon Energy Company (Exelon Energy) and certain other generation projects.

     We sold or wound down substantially all components of Exelon Enterprises Company, LLC (Enterprises) in 2004 and 2003. As a result, as of January 1, 2005, Enterprises is no longer reported as a segment. See Exelon’s Current Report on Form 8-K filed on May 13, 2005.

     Our principal executive offices are located at 10 South Dearborn Street, 37th Floor, P.O. Box 805379, Chicago, Illinois 60680-5379, and our telephone number is (312) 394-4321.

Proposed Merger with Public Service Enterprise Group Incorporated

     On December 20, 2004, we entered into an Agreement and Plan of Merger (Merger Agreement) with Public Service Enterprise Group Incorporated (PSEG), the holding company for electric and gas utility businesses primarily located and serving customers in New Jersey, whereby PSEG will be merged with and into Exelon (Merger). Under the Merger Agreement, each share of PSEG common stock will be converted into 1.225 shares of our common stock, and we will be the surviving entity in the Merger. If the Merger is completed, we will continue as the surviving corporation and will change our name to Exelon Electric & Gas Corporation.

     The Merger Agreement has been unanimously approved by both companies’ boards of directors, but consummation of the Merger is contingent upon, among other things, the approval by shareholders of both companies, antitrust clearance and a number of regulatory approvals or reviews by federal and state energy authorities. The parties have made certain of the regulatory filings to obtain necessary regulatory approvals.

     When we and PSEG announced the Merger Agreement on December 20, 2004, we indicated that we expected to close the transaction in 12 to 15 months. While we believe that this objective is reasonably achievable assuming we and PSEG are able to reach settlements with interested parties and those settlements are approved by the applicable regulatory authorities, (see “The Proposed Merger – Regulatory Matters Relating to the Proposed Merger” on page S-29 below), if settlements are not reached, we expect that, assuming all other conditions to completion of the Merger are satisfied, the closing of the Merger will occur in the second quarter of 2006. If the Federal Energy Regulatory Commission (FERC) were to hold a hearing on the application relating to the Merger, the anticipated closing would be extended into mid-2006 or perhaps later.

     For additional information related to the Merger, see “The Proposed Merger” on page S-10 below.

The Senior Notes

Issuer	Exelon Corporation

Securities Offered	An aggregate of $1,700,000,000 in Senior Notes, consisting of 4.45% Senior Notes due 2010, 4.90% Senior Notes due 2015 and 5.625% Senior Notes due 2035, which notes are being issued under the indenture, dated as of May 1, 2001 (Indenture), between Exelon and J.P. Morgan Trust Company, National Association (formerly known as Chase Manhattan Trust Company, National Association), as trustee.

Interest Payment Dates	June 15 and December 15 of each year, beginning December 15, 2005.

Maturity	The 4.45% Senior Notes due 2010 will mature on June 15, 2010. The 4.90% Senior Notes due 2015 will mature on June 15, 2015. The 5.625% Senior Notes due 2035 will mature on June 15, 2035.

Optional Redemption	We may redeem some or all of the notes at any time prior to maturity at a redemption price described under the caption “Description of the Senior Notes – Redemption at Our Option.”

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our senior unsecured indebtedness. As we are a holding company with no material assets other than our ownership interests in our subsidiaries, we are dependent upon our subsidiaries’ earnings and cash flows to meet our obligations, including obligations with respect to the notes. As a result of our holding company structure, the notes will be effectively subordinated to all existing and future debt, trade creditors, and other liabilities of our subsidiaries. As of March 31, 2005, our subsidiaries had outstanding approximately $10.5 billion of long-term debt, including approximately $4 billion of long-term debt to transition trusts. See “Capitalization.”

Covenants	We have agreed to certain limitations upon our ability to undertake mergers, consolidations, and sales of assets and upon our ability to impose liens on the stock of certain of our subsidiaries for so long as any of the notes are outstanding. See “Description of Senior Notes – Covenants.”

Events of Default	We have agreed to an additional event of default on the notes with respect to certain defaults on our other indebtedness. See “Description of Senior Notes – Events of Default.”

Ratings	Moody’s Investors Service, Inc., Standard and Poor’s Ratings Services, and Fitch Ratings currently rate our long-term debt Baa2, BBB+ and BBB+, respectively.

A rating reflects only the views of a rating agency and is not a recommendation to buy, sell or hold the notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides the circumstances warrant that change. Each rating should be evaluated independently of any other rating.

Form	The notes will be book-entry only and registered in the name of a nominee of The Depository Trust Company (DTC).

RISK FACTORS

     Your investment in the notes will involve certain risks. Before investing in the notes, you should carefully consider the following discussion as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the information under “Risk Factors” beginning on page 4 of the accompanying prospectus and under “Business Outlook and the Challenges in Managing the Business” beginning on page 101 of our Annual Report on Form 10-K. See also “The Proposed Merger – Risk Factors” on page S-25 below.

Our debt is effectively subordinated to the debt of our subsidiaries.

     Because we are a holding company with no material assets other than our ownership interests in our subsidiaries and all of our operations are conducted by our subsidiaries, our debt is effectively subordinated to all existing and future debt, trade creditors, and other liabilities of our subsidiaries. Our rights, and hence the rights of our creditors, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise would be subject to the prior claims of that subsidiary’s creditors, except to the extent that our claims as a creditor of such subsidiary may be recognized. As of March 31, 2005, our subsidiaries had outstanding approximately $10.5 billion of long-term debt, including approximately $4 billion of long-term debt to transition trusts. The Indenture does not restrict our or our subsidiaries’ ability to incur additional indebtedness, including secured indebtedness.

There is no limit on our ability to create additional notes.

     Under the terms of the Indenture, we may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes of a new or existing series, which notes, if of an existing series, will be equal in rank to the notes of that series in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with such notes and have the same terms as to status, redemption or otherwise as such notes.

There is no public market for the notes.

     We can give no assurances concerning the liquidity of any market that may develop for any series of the notes offered hereby, the ability of any investor to sell any of the notes, or the price at which investors would be able to sell them. If a market for the notes does not develop, investors may be unable to resell the notes for an extended period of time, if at all. If a market for the notes does develop, it may not continue or it may not be sufficiently liquid to allow holders to resell any of the notes. Consequently, investors may not be able to liquidate their investment readily, and lenders may not readily accept the notes as collateral for loans.

     The price of the notes may be affected by the general perception of the energy and utility sector of the economy.

     Events, such as the August 14, 2003 blackout in the Northeastern United States, the California energy crisis, those involving Enron Corporation and political unrest in oil-producing countries, in addition to the fact that the energy industry is changing and subject to greater risk, could adversely affect investors’ perception of the energy and utility sector and could adversely affect the prices of securities of companies in that sector. We cannot predict what news or events will affect the public or how any news or events may affect the market price of the notes, but fluctuations due to such news and events could be severe and any negative effects could be long lasting.

SELECTED FINANCIAL INFORMATION

     We have revised our December 31, 2004 and previous financial statements for the presentation of certain businesses as discontinued operations within our Consolidated Statements of Income and a change in our reportable segments. As explained in the documents incorporated herein by reference, on January 31, 2005, subsidiaries of Generation completed a series of transactions that resulted in Generation’s sale of its investment in Sithe Energies, Inc. In addition, during 2004 and 2003, we sold or unwound substantially all components of Enterprises and AllEnergy Gas & Electric Marketing LLC, a business within Exelon Energy. As a result, the results of operations and any gain or loss on the sale of qualifying components of Enterprises have been presented as discontinued operations within our Consolidated Statements of Income.

     The selected financial data presented below, other than the data for the three months ended March 31, 2005 and 2004 and as of March 31, 2005, has been derived from our audited consolidated financial statements. The data for the three months ended March 31, 2005 and 2004 has been derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The selected financial data is qualified in its entirety by reference to and should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2004, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and our Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operation filed as Exhibit 99.2 to our Current Report on Form 8-K filed on May 13, 2005.

     Results for 2000 reflect the effects of the merger of Exelon, Unicom Corporation (Unicom) and PECO on October 20, 2000. That merger was accounted for using the purchase method of accounting with PECO as the acquiring company. Accordingly, financial results for 2000 consist of PECO’s results for 2000 and Unicom’s results after October 20, 2000.

	For the Years Ended December 31,					Three Months Ended
						March 31,	March 31,
In millions	2004	2003	2002	2001	2000	2005	2004
						(unaudited)
Statement of Income Data:

Operating revenues	$14,133	$15,148	$14,060	$13,978	$7,060	$3,561	$3,635
Operating income	3,499	2,409	3,280	3,406	1,562	931	771
Income from continuing operations	1,870	892	1,690	1,448	606	507	397
Income (loss) from discontinued operations	(29)	(99)	(20)	(32)	(44)	14	(17)
Income before cumulative effect of changes in accounting principles	1,841	793	1,670	1,416	562	521	380
Cumulative effect of changes in accounting principles (net of income taxes)	23	112	(230)	12	24	0	32

Net income	$1,864	$905	$1,440	$1,428	$586	$521	$412

						As of
	December 31,					March 31,
In millions	2004	2003	2002	2001	2000	2005
						(unaudited)
Balance Sheet data:

Current assets	$3,926	$4,561	$4,125	$3,735	$4,151	$4,342
Property, plant and equipment, net	21,482	20,630	17,957	14,665	15,914	21,413
Noncurrent regulatory assets	4,790	5,226	5,546	5,774	6,045	4,702
Goodwill	4,705	4,719	4,992	5,335	5,186	4,696
Other deferred debits and other assets	7,867	6,800	5,249	5,460	5,378	7,255

Total assets	$42,770	$41,936	$37,869	$34,969	$36,674	$42,408

Current liabilities	$4,882	$5,720	$5,874	$4,370	$4,993	$6,840
Long-term debt, including long-term debt to financing trusts	12,148	13,489	13,127	12,879	12,958	10,997
Regulatory liabilities	2,204	1,891	486	225	1,888	2,167
Other deferred credits and other liabilities	13,984	12,246	9,968	8,749	8,959	12,603
Minority interest	42	—	77	31	31	1
Preferred securities of subsidiaries(1)	87	87	595	613	630	87
Shareholders’ equity	9,423	8,503	7,742	8,102	7,215	9,713

Total liabilities and shareholders’ equity	$42,770	$41,936	$37,869	$34,969	$36,674	$42,408

(1)	Upon adoption of FIN 46 in 2003, the mandatorily redeemable preferred securities of ComEd and PECO were reclassified as long-term debt to financing trusts as of December 31, 2003.

USE OF PROCEEDS

     We intend to use the proceeds from the sale of the notes, after deducting underwriting compensation and estimated fees and expenses, to repay the approximately $1,500,000,000 in remaining principal due on term loan borrowings made pursuant to the terms of the $2,000,000,000 Term Loan Agreement, dated as of March 7, 2005, among Exelon, Citicorp North America, Inc., as Administrative Agent, Citicorp Global Markets Inc., as Lead Arranger and Sole Book Runner, and the lenders thereunder, which lenders include affiliates of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Barclays Capital Inc., Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and certain of the other underwriters. See “Underwriters” for more information. The remainder of the proceeds from the sale of the notes, if any, will be applied to pay a portion of the $500,000,000 of outstanding principal due on term loan borrowings made pursuant to the terms of the $500,000,000 Term Loan Agreement, dated as of April 1, 2005, among Exelon, Dresdner Bank AG, New York and Grand Cayman Branches, as Administrative Agent, and the Lenders thereunder, with the balance of the amounts due under the $500,000,000 term loan agreement expected to be repaid with cash from operations.

     Amounts outstanding under the term loan agreements bear interest at a variable rate determined, at our option, by either the Base Rate or the Eurodollar Rate (as defined in the applicable term loan agreement) plus, in the case of the $2,000,000,000 term loan agreement, an applicable margin. The applicable weighted average interest rate as of May 31, 2005 was 3.70% under the $2,000,000,000 term loan agreement, of which $1,500,000,000 was outstanding, and 3.09% under the $500,000,000 term loan agreement. The term loan borrowings mature on December 1, 2005 and were used to fund a discretionary contribution of $2,000,000,000 to our pension plans.

CAPITALIZATION

     The following table shows our actual short-term debt and capitalization on a consolidated basis and on a consolidated basis as adjusted to reflect this offering and the use of the proceeds from this offering as set forth under “Use of Proceeds” above. For our pro forma capitalization reflecting the effect of the proposed Merger, see “The Proposed Merger – Exelon and PSEG Pro Forma Capitalization” on page S-24 below.

	As of March 31, 2005
	($ in millions)
		As
	Actual	Adjusted(1)
Short-term debt(2)	$3,337	$1,652

Capitalization:
Long-term debt:(3)
Long-term debt to ComEd Transitional Funding Trust and PECO Energy Transition Trust(4)	$3,970	$3,970
Long-term debt to other financing trusts(5)	545	545
Other long-term debt	6,482	8,182
Preferred securities of subsidiaries	87	87
Shareholders’ equity	9,713	9,713

Total capitalization	$20,797	$22,497

(1)	Reflects payment of $1,685 million of short-term indebtedness from the proceeds of this offering.

(2)	Includes current maturities of long-term debt of $1,011 million, of which $622 million is long-term debt due to transition trusts.

(3)	Includes unamortized debt discounts and premiums. Excludes current maturities.

(4)	Represents amounts owed to financing trusts of ComEd and PECO which have issued transition notes and bonds to securitize portions of ComEd’s and PECO’s respective stranded cost recovery.

(5)	Represents amounts owed to financing trusts of ComEd and PECO which have issued company-obligated mandatorily redeemable preferred securities and which hold solely ComEd and PECO subordinated debt securities.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table provides our consolidated ratio of earnings to fixed charges:

						Three Months
	Year Ended December 31,					Ended March 31,
	2000	2001	2002	2003	2004	2005
Ratio of earnings to fixed charges	2.5	2.9	3.4	2.3	3.8	4.6

     The ratio of earnings to fixed charges has been prepared based on our historical financial statements as recently recast (see our Current Report on Form 8-K filed on May 13, 2005) and represents, on a pre-tax basis, the number of times earnings cover fixed charges. Earnings consist of pre-tax net income from continuing operations after adjustment for income from equity investees and capitalized interest or allowance for funds used during construction, to which has been added fixed charges. Fixed charges consist of interest costs and amortization of debt discount and premium on all indebtedness and estimated interest portion of all rental expense.

THE PROPOSED MERGER

General

     On December 20, 2004, we entered into the Merger Agreement with PSEG. Under the Merger Agreement, PSEG common stock will be converted into our common stock, and we will be the surviving entity in the Merger. If the Merger is completed, we will change our name to Exelon Electric & Gas Corporation. We believe the proposed Merger would create a strong combined company that will deliver important benefits to our shareholders, to our customers and to the communities we serve.

     Subject to the terms and conditions of the Merger Agreement, if the Merger is completed, PSEG shareholders will receive 1.225 shares of Exelon common stock for each share of PSEG common stock they hold, and each outstanding option to purchase shares of PSEG common stock will be assumed by us and substituted with an option to purchase shares of Exelon common stock, exercisable on generally the same terms and conditions that applied before the Merger but adjusted for the exchange ratio. The exchange ratio is fixed in the Merger Agreement, and neither we nor PSEG has the right to terminate the Merger Agreement based solely on changes in either party’s stock price. In addition, if the Merger is completed, we will assume all PSEG equity-based awards and substitute them with equity-based awards with respect to shares of Exelon common stock on generally the same terms and conditions that applied before completion of the Merger but adjusted for the exchange ratio.

     Completion of the Merger depends upon the satisfaction of a number of conditions, including the following:

•	approval of the Merger Agreement by the PSEG shareholders and approval by our shareholders of the issuance of shares of Exelon common stock as contemplated by the Merger Agreement;

•	receipt of all required government and regulatory consents, registrations, approvals and permits and authorizations, except for those the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on PSEG or on us (assuming the Merger had taken place);

•	receipt of all required consents or approvals from third parties, except for those the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on PSEG or on us (assuming the Merger had taken place);

•	receipt of opinions of counsel to Exelon and PSEG to the effect that the Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; and

•	the satisfaction of other customary closing conditions in a transaction of the size and scope of the proposed Merger.

     Other than the conditions to obtain the regulatory approvals required by law and the shareholder approvals, we and PSEG each may waive any conditions relating to its obligations to complete the Merger. However, the parties do not intend to waive the condition relating to the receipt of tax opinions referred to above.

     We and PSEG may mutually agree to terminate the Merger Agreement and abandon the Merger at any time prior to completion of the Merger, whether before or after the PSEG shareholders have approved the Merger Agreement and our shareholders have approved the issuance of shares of Exelon common stock as contemplated by the Merger Agreement. In addition, either party could decide, without the consent of the other, to terminate the Merger Agreement in a number of situations, including:

•	if the Merger is not completed by June 20, 2006 (which date may be extended by six months by either party if all conditions to closing have been satisfied other than the receipt of approval by the FERC under Section 203 of the Federal Power Act, by the SEC under the Public Utility Holding Company Act of 1935 or by any of the New Jersey, New York or Pennsylvania public utility commissions if we and PSEG are reasonably satisfied such state commission is waiting for such FERC or SEC approval to be obtained prior to ruling and such ruling is required for completion of the Merger);

•	if the required approval of our or PSEG shareholders is not obtained at the respective shareholder meetings;

•	if a nonappealable order has been entered prohibiting the Merger or, in connection with the required regulatory approvals, an order has been entered that is a “burdensome order” (as defined in the Merger Agreement) that is a nonappealable final order;

•	if the board of directors of the other party withdraws, qualifies or modifies its declaration, approval or recommendation in a manner adverse to the other party; or

•	if the other party breaches its representations, warranties or covenants in the Merger Agreement, which breach results in a failure of one of the conditions to completion of the Merger being satisfied and is not curable or cured.

     The Merger Agreement may also be terminated by either of us or PSEG prior to completion of the Merger under certain circumstances. Depending upon the nature of the circumstances giving rise to any such termination of the Merger Agreement, in certain instances PSEG would be required to pay to us a termination fee of $400 million and our out-of-pocket expenses up to a maximum of $40 million, and in other instances we would be required to pay PSEG a termination fee of $400 million and up to $40 million of PSEG’s out-of-pocket expenses.

     The discussion of the Merger Agreement above is qualified in its entirety by the Merger Agreement itself, which is incorporated herein by reference. See Exelon’s Current Report on Form 8-K filed on December 21, 2004 for a complete copy of the Merger Agreement.

Exelon and PSEG Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

     The following Exelon and PSEG Unaudited Pro Forma Condensed Combined Consolidated Financial Statements are based on our historical consolidated financial statements, as adjusted for discontinued operations (see Selected Financial Information) and the historical consolidated financial statements of PSEG after giving effect to:

•	the Merger using the purchase method of accounting with Exelon treated as the acquirer; and

•	our 2004 disposition of Boston Generating, LLC, a previously indirect wholly-owned subsidiary.

     As described in the accompanying notes, if the Merger is completed, our cost to acquire PSEG will be allocated to the net tangible and identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values as of the completion of the Merger. The completion of the Merger is currently expected to occur in either the first or second quarter of 2006 depending on whether the parties are able to reach early settlements in the New Jersey Bureau of Public Utilities (NJBPU) and the Pennsylvania Public Utility Commission (PUC) proceedings described under “The Proposed Merger – Regulatory Matters Relating to the Proposed Merger.” In addition, if FERC were to hold a hearing on the application relating to the Merger, the anticipated closing would be extended into mid-2006 or perhaps later. As a result, we cannot predict the actual timing of the Merger, if completed. The excess of purchase price, including estimated fees and expenses related to the Merger incurred by us, over the preliminary estimated fair values of the net assets acquired and liabilities assumed is classified as goodwill in the accompanying Exelon and PSEG Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet. We may record some additional level of amortizable intangible assets not yet identified or recorded in these pro forma financial statements. The amortization of these assets may adversely impact future earnings of the combined company. The purchase method of accounting applied to the Merger is based on current accounting literature, which may be amended prior to the completion of the Merger and, if amended, could materially impact the allocation of purchase price.

     The Exelon and PSEG Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations give effect to the Merger as though it occurred on January 1, 2004. The Exelon and PSEG Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet gives effect to the Merger as though it occurred on March 31, 2005.

     The Exelon and PSEG Unaudited Pro Forma Condensed Combined Consolidated Financial Statements include estimates of potential adjustments for events that are:

•	directly attributable to the Merger;

•	factually supportable; and

•	with respect to the statements of operations, expected to have a continuing impact on the combined company’s results.

     These preliminary adjustments are based on our and PSEG’s managements’ current estimates and are subject to change pending additional information that may come to their knowledge and as decisions are made with respect to the corporate restructuring expected to occur following the completion of the Merger. The actual adjustments recorded in purchase accounting will be based on final valuations as determined by management and independent third parties and may differ materially from the preliminary amounts recorded in the Exelon and PSEG Unaudited Pro Forma Condensed Combined Consolidated Financial Statements. If the final valuation indicates that the fair value of the assets of PSEG is higher than managements’ current estimates, the percentage of the purchase price allocated to these assets would be greater than that currently allocated to them in the pro forma financial statements. The greater level of amortizable assets would result in additional amortization, which may adversely impact the future earnings of the combined company.

     The historical financial information of Exelon and PSEG as of and for the three months ended March 31, 2005 is unaudited. The historical financial information of Exelon and PSEG for the year ended December 31, 2004 is derived from the audited financial statements of Exelon and PSEG, respectively, but does not include all disclosures required by generally accepted accounting principles in the United States (GAAP).

     You should read the Exelon and PSEG Unaudited Pro Forma Condensed Combined Consolidated Financial Statements in conjunction with:

•	the accompanying Notes to the Exelon and PSEG Unaudited Pro Forma Condensed Combined Consolidated Financial Statements;

•	the separate unaudited historical financial statements of Exelon and PSEG as of and for the three months ended March 31, 2005, included, as applicable, in our quarterly report on Form 10-Q for the three months ended March 31, 2005 (incorporated herein by reference) and PSEG’s quarterly report on Form 10-Q for the three months ended March 31, 2005 (which is not incorporated herein by reference, but is available on the web site maintained by the SEC at http://www.sec.gov);

•	the separate historical financial statements of Exelon and PSEG as of and for the year ended December 31, 2004, included, as applicable, in our annual report on Form 10-K for the year ended December 31, 2004 (incorporated herein by reference) and PSEG’s annual report on Form 10-K for the year ended December 31, 2004 (which is not incorporated herein by reference, but is available on the web site maintained by the SEC at http://www.sec.gov);

•	our Current Report on Form 8-K filed on May 13, 2005, in which Item 6, Item 7 and Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2004 were recast; and

•	the Selected Financial Information on page S-6 above.

     The Exelon and PSEG Unaudited Pro Forma Condensed Combined Consolidated Financial Statements are presented for illustrative purposes only and are not necessarily indicative of what the combined company’s financial position or operating results actually would have been had the Merger been completed on the dates indicated. In addition, the Exelon and PSEG Unaudited Pro Forma Condensed Combined Consolidated Financial Statements do not purport to project the future financial position or operating results of the combined company.

Exelon and PSEG
Unaudited Pro Forma Condensed Combined Consolidated
Statement of Operations
For the Three Months Ended March 31, 2005
(in millions)

			Pro Forma
			Adjustments for
	Exelon Historical	PSEG Historical(2)	Proposed Merger		Exelon Pro Forma
	(unaudited)	(unaudited)
OPERATING REVENUES	$3,561	$3,310	$72	(4)	$6,984
			(4)	(4)
			42	(9)
			3	(10)

OPERATING EXPENSES
Purchased power and fuel	1,190	1,874	(18)	(4)	3,045
			(1)	(10)
Operating and maintenance	949	598	6	(5)	1,553
Depreciation and amortization	319	190	21	(6)	530
Taxes other income taxes	172	43	—		215

TOTAL OPERATING EXPENSES	2,630	2,705	8		5,343

OPERATING INCOME	931	605	105		1,641

Other income and deductions:
Interest expense	(190)	(215)	23	(7)	(402)
			(20)	(7)

Distributions on preferred securities of subsidiaries	(1)	(1)	—		(2)
Equity in earnings of unconsolidated affiliates	(36)	37	(2)	(8)	(1)
Other, net	30	27	1	(8)	58

TOTAL OTHER INCOME AND DEDUCTIONS	(197)	(152)	2		(347)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	734	453	107		1,294
Income tax provision	227	168	53	(9)	474
			26	(11)

INCOME FROM CONTINUING OPERATIONS	$507	$285	$28		$820

See accompanying Notes to Exelon and PSEG Unaudited Pro Forma Condensed Combined Consolidated
Statement of Operations, which are an integral part of these statements

Exelon and PSEG
Unaudited Pro Forma Condensed Combined Consolidated
Statement of Operations
For the Year Ended December 31, 2004
(in millions)

		Pro Forma			Pro Forma
		Adjustment for			Adjustments
		Boston	Exelon as	PSEG	for Proposed		Exelon Pro
	Exelon Historical(1)	Generating(3)	Adjusted	Historical(2)	Merger		Forma
OPERATING REVENUES	$14,133	$(248)	$13,885	$10,996	$505	(4)	$25,544
					(14)	(4)
					189	(9)
					(17)	(10)

OPERATING EXPENSES
Purchased power and fuel	4,929	(222)	4,707	6,057	(178)	(4)	10,582
					(4)	(10)
Operating and maintenance	3,700	(62)	3,638	2,260	27	(5)	5,925
Depreciation and amortization	1,295	(4)	1,291	719	86	(6)	2,096
Taxes other income taxes	710	(9)	701	139	—		840

TOTAL OPERATING EXPENSES	10,634	(297)	10,337	9,175	(69)		19,443

OPERATING INCOME	3,499	49	3,548	1,821	732		6,101

Other income and deductions:
Interest expense	(828)	5	(823)	(859)	95	(7)	(1,648)
					(61)	(7)
Distributions on preferred securities of subsidiaries	(3)	—	(3)	(4)	—		(7)
Equity in earnings of unconsolidated affiliates	(154)	—	(154)	126	(8)	(8)	(36)
Other, net	63	(90)	(27)	83	2	(8)	58

TOTAL OTHER INCOME AND DEDUCTIONS	(922)	(85)	(1,007)	(654)	28		(1,633)

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	2,577	(36)	2,541	1,167	760		4,468
Income tax provision (benefit)	713	(15)	698	446	235	(9)	1,607

					228	(11)
Minority interest income, net of tax	6	—	6	—	—		6

INCOME (LOSS) FROM CONTINUING OPERATIONS	$1,870	$(21)	$1,849	$721	$297		$2,867

See accompanying Notes to Exelon and PSEG Unaudited Pro Forma Condensed Combined Consolidated
Statement of Operations, which are an integral part of these statements

Notes to Exelon and PSEG Unaudited Pro Forma Condensed
Combined Consolidated Statement of Operations

(1)	Exelon Historical Presentation - Our historical presentation reflects our historical financial statements as adjusted for discontinued operations. See our Current Report on Form 8-K filed on May 13, 2005.

(2)	PSEG Historical Presentation - Certain adjustments have been made to PSEG’s historical presentation in order to conform to Exelon’s historical presentation. These adjustments had no impact on the historical income from continuing operations reported by PSEG.

(3)	Boston Generating, LLC - Amounts represent the pro forma adjustments required to eliminate the historical results of operations of Boston Generating, LLC, a previously indirect wholly-owned subsidiary, from Exelon’s historical results of operations, as adjusted for discontinued operations. The disposition of this business met the significance test under SEC Regulation S-X, Article 3, Rule 3-05; accordingly, Boston Generating, LLC’s results of operations have been excluded from the Exelon and PSEG Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.

(4)	Operating Revenues and Purchased Power and Fuel - Represents the pro forma adjustments required to reflect the net incremental operating revenue and net reduction in fuel expense resulting from the amortization of the fair valuation adjustment related to PSEG’s power supply and fuel contracts (see balance sheet note (10)), as well as the reduction in operating revenue related to increased amortization of power supply contracts associated with PSEG Global L.L.C. (Global).

(5)	Operating and Maintenance Expense - Represents the pro forma adjustment required to reflect additional accretion expense arising from the fair valuation of PSEG’s asset retirement obligations related to its nuclear generating facilities (see balance sheet note (8)).

(6)	Depreciation and Amortization Expense - Represents the pro forma adjustment required to reflect the net incremental depreciation and amortization expense resulting from the fair valuation of power generating assets, nuclear fuel and consolidated Global generating assets, detailed as follows ($ in millions):

	Adjustment for the
	Three Months	Adjustment for the
	Ended	Year Ended
Description	March 31, 2005	December 31, 2004
Power generating assets (see balance sheet note (3))	21	82

Nuclear fuel and related intangible (see balance sheet note (4))	5	20

Consolidated PSEG Global generating assets (see balance sheet note (5))	(5)	(16)

Total	21	86

(7)	Interest Expense - Represents the pro forma adjustment to interest expense of $23 million and $95 million resulting from the fair valuation of PSEG’s third-party debt for the periods ended March 31, 2005 and December 31, 2004, respectively (see balance sheet note (7)). Additionally, pro forma adjustments to interest expense of ($20) million and ($61) million for the periods ended March 31, 2005 and December 31, 2004, respectively, result from amortizing the discount on the trust preferred securities within PSEG’s equity-based awards and securities convertible into shares of PSEG common stock (Participating Units) (see balance sheet note (7)). The increase in the fair value of the debt and the associated adjustment to the regulatory asset at Public Service Electric and Gas Company (PSE&G) will be amortized over the same period and in the same amounts through interest expense with no impact to the income statement at PSE&G. The final fair value determination of the debt if the Merger is completed will be based on prevailing market interest rates at the completion of the Merger and the necessary adjustment will be amortized as a reduction (in the case of a premium to book value) or an increase (in the case of a discount to book value) to interest expense over the remaining life of the individual debt issues.

(8)	Equity in Earnings of Unconsolidated Affiliates and Other, net - Represents the pro forma adjustment required to reflect a net decrease in equity in earnings of unconsolidated investments and a net increase in other, net resulting from the fair value adjustment of the basis of PSEG Global’s equity investments in domestic and foreign entities, joint ventures and partnerships (see balance sheet note (5)) and the related decrease in equity earnings that would have been recorded by PSEG had the basis difference in the investment been amortized.

(9)	Operating Revenues and Income Tax Provision - Represents the pro forma adjustment required to increase operating revenues resulting from the fair valuation of PSEG’s investments in leveraged leases (see balance sheet note (6)). Adjustment also reflects a related increase in the provision for income taxes. The amounts determined in this adjustment were based on the provisions of the Financial Accounting Standards Board’s (FASB) Financial Interpretation No. 21, “Accounting for Leases in a Business Combination.”

(10)	Intercompany Transactions - Represents the pro forma adjustments required to eliminate transactions between Exelon and PSEG included in each company’s historical financial statements. The underlying amounts in these adjustments relate primarily to purchases and sales of energy between the companies.

(11)	Income Tax Provision - Represents the pro forma tax effect of the above adjustments, exclusive of the tax effect described in note (9), determined based on an estimated prospective statutory tax rate of 40% for the combined company. This estimate could change based on changes in the applicable tax rates and finalization of the combined company’s tax position.

Exelon and PSEG
Unaudited Pro Forma Condensed
Combined Consolidated Balance Sheet
As of March 31, 2005
(in millions)

			Pro
			Forma
			Adjustments
	Exelon	PSEG	for Proposed		Exelon Pro
	Historical	Historical(1)	Merger		Forma
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	$360	$332	$(9)	(12)	$683
Restricted cash and investments	78	56	—		134
Accounts receivable, net	2,285	1,896	(53)	(12)	4,128
Mark-to-market derivative assets	579	293	(56)	(12)	816
Inventories	468	490	13	(12)	971
Deferred income taxes	99	21	28	(11)	148
Other	473	247	(40)	(12)	680

TOTAL CURRENT ASSETS	4,342	3,335	(117)		7,560

Property, plant and equipment, net	21,413	13,797	1,783	(3)	36,473
			44	(4)
			(564)	(5)

Regulatory assets	4,702	5,008	270	(7)	9,980
Nuclear decommissioning trust funds	5,207	1,077	—		6,284
Investments	808	4,309	(63)	(5)	3,591
			(1,463)	(6)

Goodwill	4,696	512	8,147	(2)	13,355
Intangible assets	363	114	280	(5) (4)	1,323
			88	(10) (9)
			490
			(12)

Mark-to-market derivative assets	359	44	(8)	(12)	395
Preferred debits and other assets	518	247	(10)	(12)	755

TOTAL ASSETS	$42,408	$28,443	$8,865		$79,716

See accompanying Notes to Exelon and PSEG Unaudited Pro Forma Condensed Combined Balance Sheet, which are an integral part of these statements

Exelon and PSEG
Unaudited Pro Forma Condensed
Combined Consolidated Balance Sheet
As of March 31, 2005
(in millions)

					Pro
					Forma
					Adjustments
	Exelon		PSEG		for Proposed		Exelon Pro
	Historical		Historical		Merger		Forma
	(unaudited)		(unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Commercial paper	$2,326		$370		$—		$2,696
Long-term debt due within one year	1,011		528		8	(7)	1,564
					17	(7)
Accounts payable	1,235		882		(83)	(12)	2,034
Mark-to-market derivative liabilities	865		419		(57)	(12)	1,227
Accrued expenses	907		506		46	(2)	1,459
Other	496		575		(8)	(12)	1,063

TOTAL CURRENT LIABILITIES	6,840		3,280		(77)		10,043

Long-term debt	10,997	(14)	12,775	(14)	262	(7)	24,407
					555	(7)
					(182)	(7)

Deferred credits and other liabilities:
Deferred income taxes	4,971		4,217		(1,606)	(6)	6,813
					(769)	(11)
Unamortized investment tax credits	272		62		—		334
Asset retirement obligations	4,039		317		617	(8)	4,973
Pension and postretirement benefit obligations	1,096		215		1,022	(9)	3,071
					738	(9)
Spent nuclear fuel obligation	884		—		—		884
Regulatory liabilities	2,167		630		638	(10)	3,435
Mark-to-market derivative liabilities	411		281		(8)	(12)	684
Other	930		850		588	(10)	2,359
					(9)	(12)

TOTAL DEFERRED CREDITS AND OTHER LIABILITIES	14,770		6,572		1,211		22,553

Minority interest of consolidated subsidiaries	1		—		—		1
Preferred securities of subsidiaries	87		80		—		167

SHAREHOLDERS’ EQUITY
Common stock	7,757		4,564		(4,564)	(13)	20,570
					12,813	(2)

Treasury stock, at cost	(90)		(969)		969	(13)	(90)
Retained earnings	3,607		2,576		(2,576)	(13)	3,604
					(3)	(12)

Accumulated other comprehensive loss	(1,561)		(435)		435	(13)	(1,539)
					22	(12)

TOTAL SHAREHOLDERS’ EQUITY	9,713		5,736		7,096		22,545

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$42,408		$28,443		$8,865		$79,716

See accompanying Notes to Exelon and PSEG Unaudited Pro Forma Condensed Combined Balance Sheet, which are an integral part of these statements

Notes to Exelon and PSEG Unaudited Pro Forma Condensed

Combined Consolidated Balance Sheet

(1)	PSEG Historical Presentation - Certain adjustments have been made to PSEG’s historical presentation in order to conform to Exelon’s historical presentation.

(2)	Goodwill - The estimated total purchase price of the Merger, based on the average per share price of Exelon common stock during the two trading days before and the two trading days after December 20, 2004, the date Exelon and PSEG announced the proposed Merger, and the excess of purchase price over the book values of the assets acquired and liabilities assumed are as follows ($ in millions):

Value of Exelon common stock issued	$12,569
Value of PSEG stock options assumed	62
Value of PSEG stock purchase contract (see note (8))	182

Total estimated purchase price	12,813
Less: Book value of PSEG assets acquired and liabilities assumed	(5,736)

Excess of purchase price over net book value of assets acquired	$7,077

Under the purchase method of accounting, the total estimated purchase price, as shown in the table above, is allocated to PSEG’s net tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of March 31, 2005. The fair value of these assets and liabilities is preliminary and is subject to change pending additional information that may come to our knowledge and restructuring decisions made upon completion of the Merger. Additionally, the purchase method of accounting applied to the Merger is based on current accounting literature, which may be amended prior to the completion of the Merger and, if amended, could materially impact the allocation of purchase price. The preliminary adjustments to the assets acquired and liabilities assumed are as follows ($ in millions):

Excess of purchase price over net book value of assets acquired	$7,077

Adjustments to goodwill related to:
Property, plant and equipment, net	(1,263)
Intangible assets	(846)
Investments	1,526
Regulatory assets	(270)
Deferred tax assets	(28)
Other assets and liabilities	17
Accrued expenses (transaction costs directly related to the Merger)	46
Pension and postretirement benefit obligations	1,760
Long-term debt	660
Asset retirement obligation	617
Regulatory liability	638
Power supply contracts	588
Deferred tax liabilities	(2,375)

Total adjustments	1,070

Total adjustment to goodwill	$8,147

Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized; rather, impairment tests are performed at least annually, or more frequently if circumstances indicate an impairment may have occurred. If an impairment exists, the goodwill is immediately written down to its fair value through a current charge to earnings. Accordingly, the goodwill arising from the Merger will be subject to an impairment test at least annually. Additionally, this goodwill will be allocated and “pushed down” to the underlying subsidiaries whose underlying assets and liabilities give rise to the fair value adjustments.

(3)	Power Generating Assets - Represents the pro forma adjustment required to record PSEG’s power generating assets at estimated fair market value, comprised of a $2.9 billion write-up of PSEG’s nuclear generating facilities and a ($1.1) billion write-down of PSEG’s fossil and other facilities. These adjustments were determined based on Exelon’s and PSEG’s managements’ estimates of fair value based on estimates of cost per kilowatt of power.

The preliminary analyses indicated fair value estimates of PSEG’s nuclear generating facilities ranging from approximately $2.1 billion to $3.4 billion. These analyses are significantly affected by assumptions regarding nuclear plant capacity factors, NRC license extensions for each of the nuclear facilities, operating costs and the expected market price for electricity. The $2.9 billion adjustment reflects the difference between the highpoint of the range and the $525.7 million book value of the nuclear stations as of March 31, 2005, as Exelon management believes this to be an appropriate estimate of the fair value of the underlying assets.

The preliminary analyses indicated fair value estimates of PSEG’s fossil and other facilities ranging from approximately $2.4 billion to $4.2 billion. The ($1.1) billion adjustment reflects the difference between the midpoint of the range and the $4.3 billion book value of the facilities as of March 31, 2005, as Exelon management believes this to be an appropriate estimate of the fair value of the underlying assets.

These adjustments will be depreciated over the estimated remaining useful lives of the underlying assets.

These adjustments could be materially affected by changes in estimates of future capacity factors, operating costs, changes in NRC license extension assumptions and the expected market price for electricity at closing of the Merger. Independent appraisals are expected to be completed subsequent to the closing of the Merger.

On May 26, 2005, a subsidiary of PSEG entered into an agreement to sell a power generating station located in Waterford, Ohio to a subsidiary of American Electric Power Company, subject to certain regulatory approvals. The sale price is $220 million, which approximates the estimated fair value of the asset reflected in the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements for the combined company. The impact of the sale on the combined company’s Unaudited Pro Forma Condensed Combined Consolidated Financial Statements is not material. As a result of the sale agreement, PSEG will present the Waterford plant as a discontinued operation in its financial statements filed with the SEC in future periodic reports commencing with PSEG’s Report on Form 10-Q for the quarterly period ended June 30, 2005.

(4)	Nuclear Fuel - Represents the pro forma adjustment required to record PSEG’s nuclear fuel supply at estimated fair market value. The adjustment was determined based on nuclear fuel supply contracts previously entered into by PSEG with terms favorable to current market prices. The adjustment includes fair value adjustments to the nuclear fuel physically contained in the nuclear reactors as well as to nuclear fuel supply contracts. Accordingly, $44 million of this adjustment was recorded as an increase to property, plant and equipment, net for fuel in the reactors and $88 million was recorded as an intangible asset within other non-current assets for nuclear fuel supply contracts. The intangible asset will be amortized on a straight-line basis over the terms of the underlying contracts.

(5)	PSEG Global Business - Represents the pro forma adjustment of ($347) million required to record at fair value PSEG’s consolidated plant and non-consolidated equity investments in domestic and foreign entities, joint ventures and partnerships. The adjustment was determined based on an assessment of recent market comparable purchase and sale transactions for similar investments in the same region or, in the absence of sufficient recent comparable transactions, Exelon’s and PSEG’s managements’ assessment of the fair value of the investment after considering all available information that would provide an indicator of fair value. Additionally, this adjustment considers the anticipated strategy of the combined company to divest in an orderly fashion all or a portion of these investments that do not meet the strategic objectives of the combined company after the close of the Merger (see related discussion in “The Proposed Merger — Risk Factors — Risks relating to the business of the combined company — Because a portion of the combined company’s business will be conducted outside the United States, adverse international developments could negatively impact its business”).

The range of potential adjustment, using both recent market comparable purchase and sale transactions for similar investments in the same region and discounted cash flow models, was an approximate write-up of $500 million to an approximate write-down of $1.1 billion. The range of potential adjustment based only on recent market comparable transactions was an approximate write-down of $300 million to $800 million. Until independent third-party valuations are received on each of the underlying investments, Exelon and PSEG have determined the mid-point of the range of recent market comparable transactions to be a reasonable fair value for purposes of these pro forma financial statements, unless Exelon and PSEG management concluded that the discounted cash flow models were a more appropriate indicator of fair value. Of the total adjustment of ($347) million, a ($564) million write-down was recorded to property, plant and equipment, net (related to property, plant and equipment within these entities that has historically been consolidated by PSEG), a $280 million write-up was recorded to power sale contracts related to consolidated property, plant and equipment, net and a net ($63) million write-down was recorded to investments (related to equity investments in the PSEG Global entities).

These adjustments could be materially affected by changes in the economies and political and regulatory structures of the countries in which these investments reside, as well as by changes in interest rates, commodity prices and third-party appraisals.

(6)	Investments in Leveraged Leases - Represents the pro forma adjustments required to record PSEG’s leveraged lease portfolio at estimated fair market value. Accordingly, $1,463 million of these adjustments was recorded to reduce PSEG’s investment in leveraged leases and $1,606 million was recorded to write off the deferred tax liability related to the leveraged leases. These adjustments were derived using a fair valuation methodology that considered the present value of the estimated future after-tax cash flows of these investments from January 1, 2005 onward as a reasonable proxy for the estimated future after-tax cash flows from April 1, 2005 onward. The present value of the cash flows was determined using interest rates ranging from 5% to 9% based on the credit quality, lease structure and expected return on individual leases.

These adjustments could be materially affected by changes in interest rates and actual future cash flows generated by these leases. The fair valuation of the lease portfolio does not reflect the potential exposure related to the uncertainty of the tax deductibility of rents paid under the lease agreements. See related discussion in “The Proposed Merger — Risk Factors - Risks relating to the business of the combined company — The Internal Revenue Service might successfully challenge certain leveraged lease transactions entered into by PSEG, which could have a material adverse impact on the combined company’s operating results.”

(7)	Debt - Represents the pro forma adjustment totaling $842 million required to record PSEG’s third-party debt, including transitional trust notes, at estimated fair market value. Based on the nature of the underlying debt instruments, $270 million of this adjustment (related to debt at PSE&G, including securitized debt) was offset by an increase to regulatory assets and $572 million of this adjustment (related to non-PSE&G debt) was recorded as an increase to goodwill. The increase in the fair value of the debt and the associated adjustment to the regulatory asset at PSE&G will be amortized over the same period and in the same amounts through interest expense with no impact to the income statement at PSE&G. Additionally, in connection with a detachable stock purchase contract embedded within PSEG’s Participating Units, an adjustment of $182 million was recorded as additional purchase price consideration with a corresponding reduction to the book value of the trust preferred securities within the Participating Units in the form of a discount. The discount will be amortized as additional interest expense through the maturity date of the trust preferred securities. The final fair value determination will be based on prevailing market interest rates at the completion of the Merger and the necessary adjustment will be amortized as a reduction (in the case of a premium to book value) or an increase (in the case of a discount to book value) to interest expense over the remaining life of the individual debt issues. Additionally, this adjustment could be materially affected by the rate structure of the PSE&G utility upon completion of the Merger.

(8)	Asset Retirement Obligations - Represents the pro forma adjustment required to record PSEG’s asset retirement obligations related to its nuclear generating facilities at estimated fair market value. The adjustment was determined based on differences between the discount rate and other assumptions used by Exelon and PSEG. This adjustment could be materially affected by changes in interest rates, updated nuclear decommissioning cost studies, the timing and amount of actual cash flows, and changes in management’s assumptions related to nuclear decommissioning.

(9)	Pension and Postretirement Benefit Obligations - Represents the pro forma adjustments of $1,022 million, $738 million and $12 million required to record at fair value PSEG’s pension obligation, postretirement benefit obligation and intangible asset, respectively, to reflect the elimination of previously deferred gains and losses, prior service cost, transition obligations and intangible assets; and further adjusted for changes to PSEG’s discount rate, attribution period for certain employee benefits, removal of a cap on retiree medical subsidies and other assumptions.

The final fair value determination of the pension and postretirement benefit obligations may differ materially, largely due to potential changes in discount rates, return on plan assets up to the date of completion of the Merger and the conforming of certain Exelon and PSEG assumptions surrounding the determination of these obligations. Additionally, this adjustment could be materially affected by the rate structure of the PSE&G utility upon completion of the Merger.

(10)	Power Supply and Fuel Contracts - Represents the pro forma adjustments required to record at estimated fair market value PSEG Power LLC’s (PSEG Power) power supply and fuel contracts, and PSE&G’s power purchase contracts which are accounted for as “normal purchase, normal sale” transactions under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or other contractual commitments. These adjustments were recorded as an increase to goodwill and regulatory liabilities at PSEG Power and PSE&G, respectively.

These adjustments will be accreted to earnings based on the remaining lives of the underlying contracts.

These adjustments were determined based on market information, if available, as well as Exelon’s and PSEG’s managements’ view of the forward market curves for energy prices. This adjustment could be materially affected by changes in market prices of power, the forward price curves for the underlying commodities and changes in contract terms.

(11)	Deferred Income Taxes - The current deferred tax asset represents the estimated impact on the allocation of purchase price to current liabilities. The non-current deferred tax liability represents the estimated impact on the allocation of purchase price to non-current assets. These estimates are based on the estimated prospective statutory tax rate of 40% for the combined company and could change based on changes in the applicable tax rates and finalization of the combined company’s tax position.

(12)	Intercompany Transactions - Represents the pro forma adjustment required to eliminate cash advances, accounts receivable and payable, inventories and other current and non-current assets and liabilities between Exelon and PSEG recorded at March 31, 2005 in each company’s historical financial statements. These amounts relate primarily to purchases and sales of energy between the companies, as well as billings for services provided by one company to the other in connection with the operation of jointly-owned nuclear generating facilities.

(13)	Shareholders’ Equity / Accumulated Other Comprehensive Loss - Represents pro forma adjustments to eliminate the historical shareholders’ equity of PSEG and the issuance of additional Exelon equity in connection with the Merger.

(14)	Long-term Debt - For PSEG, includes $1.9 billion (including $148 million due within one year) owed to a financing subsidiary of PSE&G which has issued transition notes and bonds to securitize a portion of PSE&G’s stranded cost recovery and $1.4 billion of non-recourse debt issued by a subsidiary of PSEG. For Exelon, includes $4 billion (including $622 million due within one year) owed to financing trusts of ComEd and PECO which have issued transition notes and bonds to securitize portions of ComEd’s and PECO’s respective stranded cost recovery.

Exelon and PSEG Pro Forma Capitalization

     The following table shows our actual short-term debt and capitalization on a consolidated basis and on a consolidated basis as adjusted to reflect this offering and the use of the proceeds from this offering as set forth under “Use of Proceeds” below, in each instance after giving effect to:

•	discontinued operations;

•	the Merger using the purchase method of accounting with Exelon treated as the acquirer; and

•	our 2004 disposition of Boston Generating.

	As of March 31, 2005
	($ in millions)
		Pro Forma As
	Actual	Adjusted(1)
Short-term debt(2)	$4,260	$2,575

Capitalization:
Long-term debt:(3)
Long-term debt to ComEd Transitional Funding Trust, PECO Energy Transition Trust and debt issued by PSE&G Transition Funding LLC(4)	$6,031	$6,031
Long-term debt to other financing trusts(5)	1,589	1,589
Other long-term debt(6)	16,787	18,487
Preferred securities of subsidiaries	167	167
Shareholders’ equity	22,545	22,545

Total capitalization	$47,119	$48,819

(1)	Reflects payment of $1,685 million of short-term indebtedness from the proceeds of this offering.

(2)	Includes current maturities of long-term debt of $1,564 million, of which $775 million is long-term debt due to transition trusts.

(3)	Includes unamortized debt discounts and premiums. Excludes current maturities.

(4)	Represents amounts owed to financing trusts of ComEd and PECO and a financing subsidiary of PSE&G which have issued transition notes and bonds to securitize portions of ComEd’s, PECO’s and PSE&G’s respective stranded cost recovery.

(5)	Represents amounts owed to financing trusts of ComEd, PECO and PSEG which have issued company-obligated mandatorily redeemable preferred securities and which hold solely subordinated debt securities of ComEd, PECO and PSEG, respectively.

(6)	Includes $1,424 million of non-recourse debt issued by a PSEG subsidiary.

Risk Factors

Risks relating to the Proposed Merger

     The Merger may not be completed.

     The completion of the Merger depends upon the satisfaction of a number of contingencies, including, but not limited to, approval by shareholders of both companies, antitrust clearance and a number of regulatory approvals or reviews by federal and state energy authorities. The parties also have certain rights to terminate the Merger Agreement prior to completion that they may choose to exercise if the conditions for the exercise of such rights are satisfied. There can be no assurance that the proposed Merger will be completed.

     The anticipated benefits of combining PSEG and Exelon may not be realized.

     We and PSEG entered into the Merger Agreement with the expectation that the Merger would result in various benefits, including, among other things, synergies, cost savings and operating efficiencies. Although we expect to achieve the anticipated benefits of the Merger, achieving them, including the synergies, is subject to a number of uncertainties, including:

•	whether the FERC, the NJBPU and the other regulatory authorities whose approval is required to complete the Merger impose conditions on the Merger that may have a material adverse effect on the combined company;

•	the extent to which the NJBPU, the PUC and other state regulatory authorities whose approval is required to complete the Merger require the combined company to share a portion of the expected synergies of the Merger with customers; and

•	general competitive factors in the market place.

     Although the companies’ plans for integration and operation of the combined company and its subsidiaries and divisions are focused on minimizing uncertainties in order to achieve these anticipated benefits, no assurance can be given that these benefits will be achieved. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could have an adverse effect on the combined company’s business, financial condition, operating results and prospects.

     We and PSEG may be unable to successfully integrate our operations.

     The Merger involves the integration of two companies that previously operated independently. The difficulties of combining each company’s operations include:

•	the necessity of coordinating geographically separated organizations, systems and facilities; and

•	integrating personnel with diverse business backgrounds.

     In addition, the integration of some of our and PSEG’s operations will require regulatory approval.

     We and PSEG recognize that the process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses, and we intend to address these issues. The diversion of management’s attention and any delays or difficulties encountered in connection with the Merger and the integration of the two companies’ operations could have an adverse effect on the business, financial condition, operating results and prospects of the combined company after the Merger, and could impair the combined company’s ability to realize the anticipated benefits of the Merger.

The combined company may be unable to obtain permission from the NJBPU to recover Public Service Electric and Gas Company’s pension and other post-retirement benefit expenses, which could have an adverse effect on its cash flow and results of operation.

     PSE&G is permitted by its current NJBPU rate order to recover through its rates the amortized portion of its pension expenses and other post-retirement benefit expenses associated with its pension and post-retirement obligations. As a result of the application of the purchase method of accounting to these costs, the recognition of certain unrecognized pension and other post-employment benefits (OPEB) expenses will be accelerated and, as a result, will no longer be reflected in the calculation of pension and OPEB expenses that PSE&G’s current rate order permits it to recover. PSE&G estimates that it could have as much as $1.2 billion in unrecognized pension and OPEB expenses that PSE&G may be unable to recover following completion of the Merger unless it obtains approval from the NJBPU to permit continued recovery of those expenses in the manner the current rate order permits. We and PSEG have made it a condition to completion of the Merger that PSE&G receive an order from the NJBPU permitting PSE&G to continue to recover the pension expenses as it did prior to completion of the Merger. The NJBPU has issued similar orders in other merger proceedings and such an order would not be expected to increase rates above current levels; however, we cannot assure you that PSE&G will receive such an order from the NJBPU or that if it does receive such an order, it will be permitted in future rate proceedings to continue to recover these expenses. Failure to obtain or maintain the right to recover the pension and OPEB expenses would have an adverse effect on the combined company’s cash flow and results of operations.

We and PSEG will incur significant transaction and merger-related integration costs in connection with the Merger.

     We and PSEG expect to incur costs associated with consummating the Merger and integrating the operations of the two companies, as well as approximately $41 million in transaction fees in the case of Exelon and $29 million in the case of PSEG. The estimated $41 million of transaction costs incurred by us will be included as a component of the purchase price for purposes of purchase accounting. The amount of transaction fees expected to be incurred is a preliminary estimate and subject to change. We currently estimate integration costs associated with the Merger to be approximately $700 million over a period of four years, with approximately $450 million being incurred in the first full year of operations following completion of the Merger. We are in the early stages of assessing the magnitude of these costs and, therefore, these estimates may change, and additional unanticipated costs may be incurred in the integration of the businesses of Exelon and PSEG. Although we and PSEG believe that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, we cannot assure you that this net benefit will be achieved in the near term, or at all.

We and PSEG will be subject to business uncertainties and contractual restrictions while the Merger is pending which could adversely affect our businesses.

     Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on us and PSEG and, consequently, on the combined company. Although we and PSEG intend to take steps to reduce any adverse effects, these uncertainties may impair our and PSEG’s ability to attract, retain and motivate key personnel until the Merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with us and PSEG to seek to change existing business relationships with us and PSEG. Employee retention may be particularly challenging during the pendency of the Merger, as employees may experience uncertainty about their future roles with the combined company. If, despite our and PSEG’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, the combined company’s business could be seriously harmed. In addition, the Merger Agreement restricts us and PSEG from making certain acquisitions and taking other specified actions until the Merger occurs or the Merger Agreement terminates. These restrictions may prevent us and PSEG from pursuing otherwise attractive business opportunities and making other changes to our businesses that may arise prior to completion of the Merger or termination of the Merger Agreement.

The combined company may be subject to adverse regulatory conditions following completion of the Merger.

     Before the Merger may be completed, various approvals or consents must be obtained from FERC, the SEC, the Nuclear Regulatory Commission (NRC) and various utility regulatory, antitrust and other authorities in the United States and in foreign jurisdictions. The governmental authorities from which these approvals are required may impose conditions on completion of the Merger or require changes to the terms of the Merger. These conditions or changes could have the effect of delaying completion of the Merger or imposing additional costs on or limiting the revenues of the combined company following the Merger, any of which might have a material adverse effect on the combined company following completion of the Merger.

     We and PSEG have filed or will file applications for the required statutory approvals with the governmental authorities described above, including a market concentration mitigation plan with FERC. The market concentration mitigation plan included with the companies’ original filing with FERC contemplated (1) the divestiture of fossil fuel generating facilities with 2,900 MW of generating capacity and (2) the transfer of control of 2,600 MW of baseload nuclear capacity through either long-term firm baseload energy sales contracts or an annual auction. In response to certain objections and concerns raised by intervenors, we and PSEG filed a supplement to the market concentration mitigation plan, which proposed the divestiture of at least 1,100 MW of additional fossil fuel generating capacity, for a total of 6,600 MW of capacity proposed for mitigation, if FERC approves the Merger without an evidentiary hearing. We and PSEG have not offered to divest any nuclear generating facilities and do not anticipate doing so. FERC could, however, condition its approval of the Merger on the parties agreeing to divest or transfer control of a greater amount of capacity and/or to divest additional generation assets. If that were to occur, it could have the effects described in the previous paragraph.

Risks relating to the business of the combined company

     Following the Merger, the combined company will continue to be subject to the operational, regulatory and other risks described in our Annual Report on Form 10-K, see “Business Outlook and the Challenges in Managing the Business” beginning on page 101 of our Annual Report on Form 10-K. In addition, following the Merger, the combined company will be subject to the additional risks described below:

Our and PSEG’s businesses are, and the combined company’s business will be, subject to extensive regulation that will affect their operations and costs.

     PSE&G’s New Jersey base rates for electric and gas distribution are subject to regulation by the NJBPU and are effective until a new base rate case is filed and concluded. In addition, limited categories of costs are recovered through adjustment charges that are periodically reset to reflect current costs. Inability to recover material costs not included in base rates or adjustment clauses could have an adverse effect on cash flow and financial position of the combined company.

     PSEG Global’s electric and gas distribution facilities located in various foreign jurisdictions are rate-regulated enterprises. Governmental authorities establish rates charged to customers. While these rates are designed to cover all operating costs and provide a return, considerable fiscal and cash uncertainties in certain countries due to local regulation or economic, political and social crisis could have an adverse impact. In addition, future rates may not be adequate to provide cash flow to pay principal and interest on the debt of PSEG Global’s subsidiaries and affiliates or to enable its subsidiaries and affiliates to comply with the terms of debt agreements.

The combined company’s energy delivery business will be obligated as the provider-of-last-resort to provide energy to all retail customers in its service territories, which makes it difficult to predict and plan for load requirements.

     ComEd, PECO and PSE&G serve as the provider-of-last-resort, referred to in this prospectus supplement as a “POLR,” for energy for all retail customers in their respective electric and gas service territories in Illinois, Pennsylvania, and New Jersey. As POLR suppliers, ComEd, PECO and PSE&G could be required to secure load requirements sufficient to serve all customers in their respective service territories in the event that customers do not choose alternate suppliers or a third party supplier is unable to satisfy its obligations. As a result, planning has a higher level of uncertainty than that traditionally experienced due to weather and the economy, and it is more difficult to predict and plan for the number of customers and their associated energy demand.

The Internal Revenue Service might successfully challenge certain leveraged lease transactions entered into by PSEG, which could have a material adverse impact on the combined company’s operating results.

     In 1996 through 2002, PSEG, through its subsidiary PSEG Resources, L.L.C. (PSEG Resources), entered into a number of leveraged leasing transactions in the ordinary course of PSEG Resources’ business. The IRS is likely to argue that certain of those transactions are of a type that it has announced its intention to challenge, and PSEG and Exelon understand that similar transactions entered into by other companies have been the subject of review and challenge by the IRS. As of March 31, 2005, the total gross investment by PSEG Resources in such transactions was approximately $1.4 billion.

     The IRS is presently reviewing the tax returns of PSEG and its subsidiaries for tax years 1997 through 2000, years when PSEG Resources entered into these transactions. The IRS is aware of these lease transactions and has requested information and documents associated with them. To date, the IRS has not proposed to disallow any deductions claimed relative to these transactions, but may propose such disallowances in the future. If the tax benefits associated with the lease transactions were successfully challenged by the IRS, PSEG or, following completion of the Merger, the combined company would be assessed interest and possibly penalties in addition to any underpayments of tax. During the time period of 1997 through 2000, these transactions reduced current tax liabilities of PSEG by approximately $240 million and during the subsequent time period of 2001 though 2004, these and similar transactions reduced the current tax liabilities of PSEG by approximately $345 million. Interest that would be assessed on these potential deficiencies, if associated deductions were disallowed, would be approximately $140 million through March 31, 2005.

     It is presently unclear the extent to which the IRS will seek to disallow deductions associated with lease transactions, if at all, and, if it were to do so, the extent to which any such challenge would be successful. If deductions associated with these transactions entered into by PSEG were successfully challenged by the IRS, it could have a material adverse impact on the combined company’s operating results and could impact future returns on these transactions.

     The FASB is currently considering a modification to GAAP for leveraged leases. Under present GAAP, a tax settlement with the IRS that results merely in a change in the timing of tax liabilities would not require an accounting repricing of the lease investment. As such, income from the lease would continue to accrue at the original economic yield computed for the lease and there would be no writedown of the lease investment.

     A modification currently being considered by the FASB could require a lease to be repriced if a change in the timing of tax liabilities has a significant impact on the economic yield of the lease and to be retested to determine if it qualifies for leveraged lease accounting. If this or a similar modification were to be adopted by the FASB, a successful challenge by the IRS to the tax treatment of the leases referred to above (or a settlement with the IRS), could trigger a lease repricing. If a repricing were to occur, there could be a material adverse impact on the combined company’s operating results. Further, such a successful challenge or settlement may cause the lease to fail to qualify for leveraged lease accounting. Failure to so qualify would require that the non-recourse debt associated with the lease be brought onto the balance sheet of the combined company, which also could have a material adverse impact on the combined company’s operating results. It is presently unclear what modifications, if any, will be adopted by the FASB, the timing of any such modification and the effect of any such modification on the operating results of PSEG or the combined company.

Because a portion of the combined company’s business will be conducted outside the United States, adverse international developments could negatively impact its business.

     Following completion of the Merger and prior to implementing the combined company’s anticipated strategy of divesting assets that do not meet the strategic objectives of the combined company, it is expected that approximately 5% of its assets will be outside the United States and 3% of its revenue will be generated from sources outside the United States, most of which will be held by and generated from PSEG Global.

     The economic and political conditions in certain countries where PSEG Global has interests present risks that may be different from, or more extensive than, those found in the United States including:

•	foreign currency fluctuations;

•	risks of war;

•	expropriation;

•	nationalization;

•	renegotiation or nullification of existing contracts; and

•	changes in law or tax policy.

     Changes in the legal environment in foreign countries in which PSEG Global has investments could make it more difficult to obtain non-recourse project refinancing on suitable terms and could impair PSEG Global’s ability to enforce its rights under agreements relating to such projects. In addition, such changes could make it more difficult for the combined company to pursue an accelerated strategy of selling certain of PSEG Global’s investments that no longer meet strategic objectives of the combined company.

     Operations in foreign countries also present risks associated with currency exchange and convertibility, inflation and repatriation of earnings. In countries in which PSEG Global operates in the future, economic and monetary conditions and other factors could affect PSEG Global’s ability to convert its cash distributions to United States dollars or other freely convertible currencies, or to move funds offshore from these countries. Furthermore, the central bank of any of these countries may have the authority to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors. Although PSEG Global generally seeks to structure power purchase contracts and other project revenue agreements to provide for payments to be made in, or indexed to, United States dollars or a currency freely convertible into United States dollars, its ability to do so in all cases may be limited.

The combined company’s results of operations and cash flows may be affected by its ability to divest unprofitable or under-performing businesses.

     The combined company will pursue opportunities to sell businesses and assets that either do not meet the strategic objectives of the combined company or are unprofitable. The combined company may incur significant expenses in divesting these businesses. The combined company also may be unable to implement successfully this strategy for a number of reasons, including an inability to locate appropriate buyers or to negotiate acceptable terms for the transactions. In addition, the amounts that the combined company may realize from a divestiture are subject to fluctuating market conditions that may contribute to pricing and other terms that are materially different than expected and could result in a loss on the sale. Timing of any divestitures may positively or negatively affect the combined company’s results of operations and cash flows.

     Regulatory Matters Relating to the Proposed Merger

     During the first quarter of 2005, we filed petitions or applications for approval of the Merger with the FERC under the Federal Power Act, the United States Department of Justice under the Hart Scott Rodino Antitrust Improvements Act of 1976, the PUC, the NJBPU, the NRC, the New York Public Service Commission, the Connecticut Siting Council, the New Jersey Department of Environmental Protection and with the SEC under the Public Utility Holding Company Act.

     Approximately 50 intervenors, including governmental, consumer, industry and policy groups, have intervened to file objections in the proceedings before the FERC, and several of those parties have requested that the FERC hold hearings on the proposed Merger. In addition, various governmental, consumer and other parties have intervened, or are expected to intervene, in the proceedings before the NJBPU, the PUC and the other regulatory bodies. Approval of the Connecticut Siting Council was received on March 16, 2005. ComEd filed a notice of the Merger with the Illinois Commerce Commission (ICC), and the ICC’s general counsel confirmed that its formal approval of the Merger is not required.

     Other state and federal agencies will have a role in reviewing various aspects of the transaction. We expect to make these remaining filings in 2005. The closing of the Merger is dependent upon the receipt of all required approvals, including approval of the shareholders of both companies.

Post-Merger Directors and Officers

Board of Directors

     Pursuant to the Merger Agreement and Exelon’s Amended and Restated By-laws to be adopted upon completion of the Merger, we will increase the number of directors on our board of directors to eighteen and will appoint six former PSEG directors designated by the Chief Executive Officer of PSEG to fill six directors seats, subject to applicable laws and regulations. Such former PSEG directors will be allocated evenly among Classes I, II and III of the Exelon board of directors.

Chairman of the Board; Chief Executive Officer; President

     Pursuant to Exelon’s Amended and Restated By-laws to be adopted upon completion of the Merger, E. James Ferland, PSEG’s Chairman of the Board, Chief Executive Officer and President, will become the non-executive Chairman of the Exelon board of directors. Mr. Ferland will serve as non-executive Chairman of the Exelon board of directors until the earlier of (1) March 31, 2007, his announced date of retirement, and (2) the date on which Mr. Ferland no longer serves as a member of the Exelon board of directors. At such time, the Chief Executive Officer of Exelon will be appointed as Chairman of the Exelon board of directors and continue in such role for the duration of the transition period and thereafter as determined by the Exelon board of directors. As the non-executive Chairman, Mr. Ferland will preside at all meetings of the Exelon board of directors and will, in consultation with the Chief Executive Officer of Exelon, establish the agenda for meetings of the Exelon board of directors. Mr. Ferland will have such other duties as non-executive Chairman of the Exelon board of directors as may from time to time be requested by the Chief Executive Officer of Exelon.

     For at least the transition period, John W. Rowe will continue to serve as the President and Chief Executive Officer of Exelon in charge of general supervision over the business and operations of Exelon.

Senior Officers

     The Merger Agreement provides that the officers of Exelon following the Merger will continue as the officers of Exelon with such substitutions, additions and deletions as shall be determined by Mr. Rowe in consultation with the Chief Executive Officer of PSEG and approved by the Exelon board of directors.

DESCRIPTION OF THE SENIOR NOTES

     We will issue the notes in three series under the Indenture. The notes constitute senior debt securities, as described in the accompanying prospectus, and will contain all of the terms described in the accompanying prospectus under the heading “Description of Debt Securities.”

General

     The Indenture provides for issuance from time to time of debentures, notes (including the notes issued in this offering) and other evidences of our indebtedness in an unlimited amount. We may issue additional securities under the Indenture from time to time.

     The notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness and other obligations. As we are a holding company with no material assets other than our ownership interests in our subsidiaries, we are dependent upon our subsidiaries’ earnings and cash flows to meet our obligations, including obligations with respect to the notes. In addition, the notes will be effectively subordinated to all existing and future debt, trade creditors, and other liabilities of our subsidiaries.

     Interest on the notes will accrue at the rate of 4.45% per year with respect to the 4.45% Senior Notes due 2010, 4.90% per year with respect to the 4.90% Senior Notes due 2015, and 5.625% per year with respect to the 5.625% Senior Notes due 2035. Interest will accrue from June 9, 2005 or from the most recent interest payment date to which interest has been paid or provided for. Interest is payable twice a year to holders of record at the close of business on the June 1 or December 1 immediately preceding the interest payment date. Interest payment dates will be June 15 and December 15 of each year beginning on December 15, 2005.

     The 4.45% Senior Notes due 2010 will mature on June 15, 2010. The 4.90% Senior Notes due 2015 will mature on June 15, 2015. The 5.625% Senior Notes due 2035 will mature on June 15, 2035.

     We will issue the notes only in registered form in denominations of $1,000 and multiples thereof.

Form

     The notes will be book-entry only and registered in the name of a nominee of DTC.

Redemption at Our Option

     We may redeem any series of the notes in whole or in part, at our option at any time, at a redemption price equal to the greater of:

(1)	100% of the principal amount of the notes of the series being redeemed; or

(2)	the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus, as applicable, 15 basis points (in the case of the 4.45% Senior Notes due 2010), 20 basis points (in the case of the 4.90% Senior Notes due 2015) and 25 basis points (in the case of the 5.625% Senior Notes due 2035), plus accrued interest on the principal amount being redeemed to the redemption date.

     Redemption of the notes of one series may be made without the redemption of the notes of any other series.

     “Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes of the series being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations (as defined below) for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     “Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by the trustee after consultation with us.

     “Reference Treasury Dealer” means each of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, their respective successors, and two other primary U.S. Government securities dealers in The City of New York (Primary Treasury Dealer) selected by us. If any Reference Treasury Dealer shall cease to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer for that dealer.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York City time on the third business day preceding such redemption date.

     “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Additional Notes

     The notes of each series initially will be limited to the aggregate principal amount for that series set forth above. We may from time to time without notice to, or the consent of, the holders of the notes of a series, create and issue additional notes of that series, equal in rank to the notes of that series in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with such notes and have the same terms as to status, redemption or otherwise as such notes. In the event that we issue additional notes, we will prepare a new offering memorandum or prospectus.

Covenants

Limitation upon Liens on Stock of Certain Subsidiaries

     For so long as any notes remain outstanding, we will not create or incur or allow any of our subsidiaries to create or incur any pledge or security interest on (1) any of the capital stock of, or other equity interests in, PECO, ComEd or Generation and (2) any of the capital stock of, or other equity interests in, our subsidiaries which directly hold the capital stock of or other equity interests in PECO, ComEd or Generation, in each case held by us or one of our subsidiaries on the issue date of the notes.

Limitation upon Mergers, Consolidations, and Sales of Assets

     The Indenture provides that we will not consolidate with or merge into, or transfer all or substantially all of our assets to, another company, unless:

•	that company is organized under the laws of the United States or a state or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a state;

•	that company assumes by supplemental indenture all of our obligations under the Indenture and the notes; and

•	immediately prior to and after giving effect to the transaction, no default exists under the Indenture.

     The successor shall be substituted for us as if it had been an original party to the Indenture and the notes. Thereafter, the successor may exercise our rights and powers under the Indenture, the notes, and all of our obligations under those documents will terminate.

Events of Default

     In addition to the events of default described in the Indenture, an event of default under the notes will include our failure to pay principal at maturity or acceleration following a default in an aggregate amount of $50 million or more with respect to any Indebtedness (as defined below) of Exelon Corporation (not including Indebtedness of our subsidiaries), or the acceleration of any of our Indebtedness aggregating $50 million or more which default is not cured, waived or postponed pursuant to an agreement with the holders of the Indebtedness within 30 days after written notice as provided in the Indenture, or the acceleration is not rescinded or annulled within 30 days after written notice as provided in the Indenture.

     As used in the immediately preceding paragraph, “Indebtedness” means the following of our obligations:

•	all obligations for borrowed money;

•	all obligations evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made;

•	all obligations under conditional sale or other title retention agreements relating to property purchased by us to the extent of the value of the property (other than customary reservations or retentions of title under agreement with suppliers entered into in the ordinary course of business); and

•	all obligations issued or assumed as the deferred purchase price of property or services purchased by us which would appear as liabilities on our balance sheet.

Ratings

     Moody’s Investors Service, Inc., Standard and Poor’s Ratings Services, and Fitch Ratings currently rate our long-term debt Baa2, BBB+ and BBB+, respectively.

     A rating reflects only the views of a rating agency and is not a recommendation to buy, sell or hold the notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides the circumstances warrant that change. Each rating should be evaluated independently of any other rating.

UNDERWRITING

     Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Barclays Capital Inc., Credit Suisse First Boston LLC and Deutsche Bank Securities Inc. are acting as joint book-running managers and as representatives of the underwriters named below for certain of the series of notes. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers for all series of notes. Banc of America Securities LLC is acting as a joint book-running manager for the 2035 notes only; Barclays Capital Inc. and Credit Suisse First Boston LLC are acting as joint book-runner managers for the 2015 notes only and Deutsche Bank Securities Inc is acting as joint book-running manager for the 2010 notes only.

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to the underwriter, the principal amount of notes set forth opposite that underwriter’s name.

	Principal Amount of	Principal Amount of	Principal Amount of
	4.45% Senior Notes	4.90% Senior	5.625% Senior
Underwriter	due 2010	Notes due 2015	Notes due 2035
Citigroup Global Markets Inc.	$100,000,000	$158,000,000	$110,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	68,000,000	132,000,000	82,500,000
Banc of America Securities LLC	–	–	110,000,000
Barclays Capital Inc.	–	158,000,000	–
Credit Suisse First Boston LLC	–	158,000,000	–
Deutsche Bank Securities Inc.	100,000,000	–	–
UBS Securities LLC	–	–	62,500,000
Wachovia Capital Markets, LLC	–	–	62,500,000
ABN AMRO Incorporated	–	36,800,000	15,000,000
BNP Paribas Securities Corp.	–	36,800,000	10,000,000
BNY Capital Markets, Inc.	32,000,000	–	–
Capital Management Group Securities LLC	9,000,000	–	–
Dresdner Kleinwort Wasserstein Securities LLC	–	36,800,000	15,000,000
KeyBanc Capital Markets	–	36,800,000	10,000,000
Loop Capital Markets, LLC	9,000,000	10,000,000	–
Piper Jaffray & Co.	32,000,000	–	–
Samuel A. Ramirez & Company, Inc.	9,000,000	–	–
Scotia Capital (USA) Inc.	–	36,800,000	10,000,000
The Williams Capital Group, L.P.	9,000,000	–	12,500,000
Wells Fargo Securities, LLC	32,000,000	–	–

Total	$400,000,000	$800,000,000	$500,000,000

     The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to the approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed the amounts listed in the table below. The underwriters may allow, and dealers may reallow, a concession not to exceed the amounts listed in the table below on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

	4.45% Senior	4.90% Senior Notes	5.625% Senior Notes
	Notes due 2010	due 2015	due 2035
Selling Concession	0.350%	0.400%	0.500%
Dealer Reallowance	0.250%	0.250%	0.250%

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by
Exelon
Per 4.45% Senior Note due 2010	0.600%
Per 4.90% Senior Note due 2015	0.650%
Per 5.625% Senior Note due 2035	0.875%

     In connection with the offering, the representatives may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering (excluding underwriting commissions and discounts) will be $850,000.

     The underwriters have performed investment banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business. Affiliates of Citigroup Global Markets Inc. serve as the administrative agent and lead arranger and sole book runner under our $2.0 billion term loan agreement. In addition, affiliates of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Barclays Capital Inc., Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., ABN AMRO Incorporated, BNP Paribas Securities Corp., BNY Capital Markets, Inc., KeyBanc Capital Markets, Scotia Capital (USA) Inc., Wachovia Capital Markets, LLC and Wells Fargo Securities, LLC are among the lenders thereunder. We will use the proceeds from this offering to repay approximately $1.5 billion in remaining principal outstanding under this term loan. See “Use of Proceeds” above.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

     Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania, will provide an opinion as to legal matters in connection with the notes. Winston & Strawn LLP, Chicago, Illinois, will pass on certain legal matters for the underwriters. Winston & Strawn LLP provides legal services to Exelon and certain of its subsidiaries from time to time.

EXPERTS

     The consolidated financial statements of Exelon Corporation and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Exelon Corporation Current Report on Form 8-K filed by Exelon Corporation on May 13, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$1,700,000,000

Exelon Corporation

$400,000,000 4.45% Senior Notes due 2010
$800,000,000 4.90% Senior Notes due 2015
$500,000,000 5.625% Senior Notes due 2035

PROSPECTUS SUPPLEMENT

June 6, 2005

Joint Book-Running Managers

Citigroup
Merrill Lynch & Co.

Banc of America Securities LLC
Barclays Capital
Credit Suisse First Boston
Deutsche Bank Securities

UBS Investment Bank
Wachovia Securities

ABN AMRO Incorporated
BNP Paribas
BNY Capital Markets, Inc.
Capital Management Securities LLC
Dresdner Kleinwort Wasserstein
KeyBanc Capital Markets
Loop Capital Markets, LLC
Piper Jaffray
Ramirez & Co., Inc.
Scotia Capital
The Williams Capital Group, L.P.
Wells Fargo Securities